TSX: ERO
NYSE: ERO

March 7, 2024

Ero Copper Reports Fourth Quarter and Full Year 2023 Operating and Financial Results

(all amounts in US dollars, unless otherwise noted)

Vancouver, British Columbia – Ero Copper Corp. (TSX: ERO, NYSE: ERO) (“Ero” or the “Company”) is pleased to announce its operating and financial results for the three and twelve months ended December 31, 2023. Management will host a conference call tomorrow, Friday, March 8, 2024, at 11:30 a.m. eastern time to discuss the results. Dial-in details for the call can be found near the end of this press release.

HIGHLIGHTS

•Fourth quarter copper production was 11,760 tonnes, bringing full-year copper production to 43,857 tonnes

•Copper C1 cash costs(*) for the quarter and year were $1.75 and $1.80, respectively. Including the benefit of realized gains on designated foreign exchange hedges, fourth quarter and full-year copper C1 cash costs(*) were $1.59 and $1.68, respectively

•Fourth quarter gold production was 16,867 ounces, contributing to record full-year gold production of 59,222 ounces

•Gold C1 cash costs(*) for the quarter and year were $413 and $422, respectively. All-in Sustaining Costs ("AISC")(*) for the same periods were $991 and $957, respectively

•Fourth quarter and full-year financial results reflect the continued execution of the Company's growth initiatives, including completion of the NX60 initiative, which resulted in record full-year operating margins at the Xavantina Operations
◦Net income attributable to the owners of the Company for the quarter and year were $36.5 million and $92.8 million, respectively, or $0.37 and $0.98, respectively, per share on a diluted basis
◦Adjusted net income attributable to the owners of the Company(*) for the quarter and year were $20.7 million and $82.8 million, respectively, or $0.21 and $0.87, respectively, per share on a diluted basis
◦Fourth quarter and full-year adjusted EBITDA(*) were $50.3 million and $183.5 million, respectively
(*) These are non-IFRS measures and do not have a standardized meaning prescribed by IFRS and might not be comparable to similar financial measures disclosed by other issuers. Please refer to the Company’s discussion of Non-IFRS measures in its Management’s Discussion and Analysis for the year ended December 31, 2023 and the Reconciliation of Non-IFRS Measures section at the end of this press release.

1	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
•The Company achieved significant milestones across its organic growth projects
◦Construction of the Tucumã Project progressed significantly, reaching over 90% physical completion as of February 2024. With production of copper concentrate on schedule to commence in H2 2024, the Company's transition from construction to commissioning is underway. The total direct project capital estimate remains unchanged at approximately $310 million
◦The Caraíba mill expansion, which is expected to increase mill throughput capacity from 3.2 to 4.2 million tonnes per annum, was completed in December 2023 with design capacity achieved by year-end
◦Following the completion of surface infrastructure, the main shaft sinking phase for the Pilar Mine's new external shaft commenced as planned in December 2023. The new external shaft component of the Pilar 3.0 initiative is fully contracted, and projected capital expenditures are within budget

•During the quarter, amid an uncertain macroeconomic climate, the Company's management team prudently elected to fortify its balance sheet with a bought deal equity financing. Net proceeds from the transaction of $104.3 million contributed to available liquidity at year-end of $261.7 million, including cash and cash equivalents of $111.7 million and $150.0 million of undrawn availability under the Company's senior secured revolving credit facility

•The Company is reaffirming its 2024 production, operating cost, and capital expenditure guidance

"2023 was a cornerstone year in advancing our growth strategy," stated David Strang, Chief Executive Officer. "Our investments over the past few years position us well for the future at both the Xavantina Operations, where we successfully completed the NX60 initiative, and at the Caraíba Operations with the completion of our mill expansion and the excellent progress made on the new external shaft for the Pilar Mine.

"However, the most significant transformation in our consolidated production profile and cash flows is projected to begin in the second half of this year when production is scheduled to commence at the Tucumã Project. With physical completion at over 90% and capital expenditures on the project starting to wind down, we are approaching an exciting inflection point when we expect to see these investments begin to yield strong shareholder returns."

2	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
FOURTH QUARTER AND FULL YEAR 2023 REVIEW

•Mining & Milling Operations
◦The Caraíba Operations processed 3.2 million tonnes of ore grading 1.49% copper, producing 43,857 tonnes of copper in concentrate for the year after metallurgical recoveries of 91.4%
–Higher mill throughput volumes and processed copper grades during the fourth quarter resulted in copper production of 11,760 tonnes in concentrate, representing an increase of 9.2% compared to the third quarter
–Full-year mill throughput volumes increased 12.8%, partially offsetting the impact of a planned decrease in mined and processed copper grades compared to 2022
◦The Xavantina Operations processed 136,002 tonnes of ore grading 15.13 grams per tonne, producing a record 59,222 ounces of gold in 2023 after metallurgical recoveries of 89.5%
–Fourth quarter processed gold grades continued to exceed expectations, averaging 17.18 grams per tonne and resulting in production of 16,867 ounces for the quarter
–The successful completion of the NX60 initiative contributed to increases in processed gold grades and gold production of 98.8% and 38.8%, respectively, compared to 2022

•Organic Growth Projects
◦The Company continued to make significant construction progress at its Tucumã Project, achieving over 90% physical completion as of February 2024. With production of copper concentrate on schedule to commence in H2 2024, the Company's transition from construction to commissioning is underway. Key milestones include:
–Site fully energized in January 2024 following commissioning of the main substation and completion of the 16-kilometer power line tie-in with the national grid
–Pre-stripping activities continue to track ahead of schedule with approximately 25,000 tonnes of sulphide ore stockpiled for process plant commissioning as at the end of February 2024
–Mechanical completion and sub-component commissioning (lubrication, hydraulic, electrical, instrumentation and automation systems) continues to progress on schedule
–Dry commissioning of the crushing circuit, encompassing the primary and secondary crushers as well as screening and conveyance systems, was completed in February 2024, approximately one month ahead of schedule

3	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
–The total direct project capital estimate remains approximately $310 million
–To date, the Tucumã Project has recorded no lost-time injuries with over three million hours of work completed since 2022
◦At the Caraíba Operations, the Company made important advancements on its Pilar 3.0 initiative during the quarter. This initiative aims to transform the Pilar Mine into a two-mine system capable of sustaining annual ore production levels of approximately 3.0 million tonnes
–The Caraíba mill expansion, which is expected to increase mill throughput capacity from 3.2 to 4.2 million tonnes per annum, was successfully completed in December 2023 with design capacity achieved by year-end
–Following the completion of the head-frame, winders and supporting surface infrastructure, the main shaft sinking phase for the Pilar Mine's new external shaft commenced as planned in December 2023. The new external shaft component of the Pilar 3.0 initiative is fully contracted, and projected capital expenditures are within budget
◦The Xavantina Operations' NX60 initiative was successfully completed in 2023. As a result, the Company achieved record gold production for the year and expects to sustain annual gold production levels of 55,000 to 60,000 ounces moving forward

4	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
OPERATING AND FINANCIAL HIGHLIGHTS

	2023 - Q4	2023 - Q3	2022 - Q4	2023	2022
Operating Information

Copper (Caraíba Operations)
Ore Processed (tonnes)	812,202	806,096	745,850	3,231,667	2,864,230
Grade (% Cu)	1.59	1.46	1.84	1.49	1.76
Cu Production (tonnes)	11,760	10,766	12,664	43,857	46,371
Cu Production (000 lbs)	25,926	23,734	27,918	96,688	102,230
Cu Sold in Concentrate (tonnes)	11,429	10,090	13,301	42,595	46,816
Cu Sold in Concentrate (000 lbs)	25,197	22,244	29,323	93,906	103,211
Cu C1 cash cost(1)(2)	$1.75	$1.92	$1.59	$1.80	$1.55

Gold (Xavantina Operations)
Ore Processed (tonnes)	34,416	31,446	39,715	136,002	189,743
Grade (g / tonne)	17.18	18.72	10.17	15.13	7.61
Au Production (oz)	16,867	17,579	11,786	59,222	42,669
Au C1 cash cost(1)	$413	$371	$445	$422	$560
Au AISC(1)	$991	$844	$1,096	$957	$1,124

Financial Highlights ($ in millions, except per share amounts)
Revenues	$116.4	$105.2	$116.7	$427.5	$426.4
Gross profit	41.9	35.5	52.7	156.8	187.2
EBITDA(1)	73.7	28.3	53.6	208.7	208.3
Adjusted EBITDA(1)	50.3	42.9	53.2	183.5	198.3
Cash flow from operations	49.4	41.9	34.0	163.1	143.4
Net income	37.1	2.8	22.5	94.3	103.1
Net income attributable to owners of the Company	36.5	2.5	22.2	92.8	101.8
Per share (basic)	0.37	0.03	0.24	0.99	1.12
Per share (diluted)	0.37	0.03	0.24	0.98	1.10
Adjusted net income attributable to owners of the Company(1)	20.7	17.3	22.2	82.8	83.5
Per share (basic)	0.21	0.19	0.24	0.88	0.92
Per share (diluted)	0.21	0.18	0.24	0.87	0.91

Cash, cash equivalents, and short-term investments	111.7	87.6	317.4	111.7	317.4
Working capital(1)	25.7	32.8	263.3	25.7	263.3
Net (cash) debt(1)	314.5	331.8	100.7	314.5	100.7
(1) EBITDA, adjusted EBITDA, adjusted net income (loss) attributable to owners of the Company, adjusted net income (loss) per share attributable to owners of the Company, net (cash) debt, working capital, copper C1 cash cost, copper C1 cash cost including foreign exchange hedges, gold C1 cash cost and gold AISC are non-IFRS measures. These measures do not have a standardized meaning prescribed by IFRS and might not be comparable to similar financial measures disclosed by other issuers. Please refer to the Company’s discussion of Non-IFRS measures in its Management’s Discussion and Analysis for the year ended December 31, 2023 and the Reconciliation of Non-IFRS Measures section at the end of this press release.
(2) Copper C1 cash cost including foreign exchange hedges (per lb) in Q4 2023 and Fiscal 2023 were $1.59 and $1.68, respectively, compared to $1.59 in Q4 2022 and $1.67 in Fiscal 2022.

5	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
2024 PRODUCTION AND COST GUIDANCE(*)

The Company's 2024 production guidance reflects the ongoing execution of its organic growth strategy, including the successful completion of the Xavantina Operations' NX60 initiative as well as the anticipated completion of the Tucumã Project, which remains on track to commence production in H2 2024. As a result, the Company expects to deliver consolidated copper production of 59,000 to 72,000 tonnes in concentrate and gold production of 55,000 to 60,000 ounces.

The Company's 2024 copper C1 cash cost guidance on a consolidated basis is $1.50 to $1.75. This range incorporates several key updates relative to previous 2024 C1 cash cost projections, including a revised copper C1 cash cost calculation methodology, as detailed in the Company's press release dated February 21, 2024.

At the Xavantina Operations, the gold C1 cash cost guidance range of $550 to $650 reflects improved fixed cost efficiencies driven by higher expected gold production, partially offsetting the impact of planned decreases to mined and processed gold grades. The gold AISC guidance range for 2024 is $1,050 to $1,150.

The Company's updated cost guidance for 2024 assumes a foreign exchange rate of 5.00 BRL per USD, a gold price of $1,900 per ounce and a silver price of $23.00 per ounce.

Consolidated Copper Production (tonnes)
Caraíba Operations	42,000 - 47,000
Tucumã Operations	17,000 - 25,000
Total	59,000 - 72,000

Consolidated Copper C1 Cash Costs(1) Guidance
Caraíba Operations	$1.80 - $2.00
Tucumã Operations	$0.90 - $1.10
Total	$1.50 - $1.75

The Xavantina Operations
Au Production (ounces)	55,000 - 60,000
Gold C1 Cash Cost(1) Guidance	$550 - $650
Gold AISC(1) Guidance	$1,050 - $1,150

*    Guidance is based on certain estimates and assumptions, including but not limited to, mineral reserve estimates, grade and continuity of interpreted geological formations and metallurgical performance. Please refer to the Company’s most recent Annual Information Form and Management of Risks and Uncertainties in the MD&A for complete risk factors.
(1) Please refer to the section titled "Alternative Performance (Non-IFRS) Measures" within the MD&A.

6	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
2024 CAPITAL EXPENDITURE GUIDANCE(*)

2024 capital expenditures are expected to decrease to a range of $299 to $349 million due to the anticipated completion of the Tucumã Project, which is on track to commence production in the H2 2024. As a result, capital spend is expected to be weighted towards H1 2024.

The Company's capital expenditure guidance includes an estimated $30 to $40 million allocated to consolidated exploration programs. This allocation includes approximately $20 million designated for drilling activities at the Caraíba Operations, including expenditures related to the Curaçá Valley nickel exploration program. Additionally, the Company has budgeted approximately $6 million for the first phase of work at the Furnas Project.

Capital expenditure guidance assumes an exchange rate of 5.10 USD:BRL for the Tucumã Project based on designated foreign exchange hedges with a weighted average ceiling and floor of 5.10 and 5.23 USD:BRL, respectively. All other capital expenditures assume an exchange rate of 5.00 USD:BRL. Figures presented below are in USD millions.

Caraíba Operations
Growth	$80 - $90
Sustaining	$100 - $110
Total, Caraíba Operations	$180 - $200

Tucumã Project
Growth	$65 - $75
Capitalized Ramp-Up Costs	$4 - $6
Sustaining	$2 - $5
Total, Tucumã Project	$71 - $86

Xavantina Operations
Growth	$3 - $5
Sustaining	$15 - $18
Total, Xavantina Operations	$18 - $23

Consolidated Exploration Programs	$30 - $40

Company Total
Growth	$148 - $170
Capitalized Ramp-Up Costs	$4 - $6
Sustaining	$117 - $133
Exploration	$30 - $40
Total, Company	$299 - $349
(*) Guidance is based on certain estimates and assumptions, including but not limited to, mineral reserve estimates, grade and continuity of interpreted geological formations and metallurgical performance. Please refer to the Company’s most recent Annual Information Form and Management of Risks and Uncertainties in the MD&A for complete risk factors.

7	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
CONFERENCE CALL DETAILS

The Company will hold a conference call on Friday, March 8, 2024 at 11:30 am Eastern time (8:30 am Pacific time) to discuss these results.

Date:	Friday, March 8, 2024
Time:	11:30 am Eastern time (8:30 am Pacific time)
Dial in:	North America: 1-800-319-4610, International: +1-604-638-5340 please dial in 5-10 minutes prior and ask to join the call
Pre-Register:	Registration link (https://services.choruscall.ca/DiamondPassRegistration/register?confirmationNumber=10022988&linkSecurityString=1a9bbe98f8) (pre-register to bypass the live operator queue)
Replay:	North America: 1-800-319-6413, International: +1-604-638-9010
Replay Passcode:	0675

Reconciliation of Non-IFRS Measures

Financial results of the Company are presented in accordance with IFRS. The Company utilizes certain alternative performance (non-IFRS) measures to monitor its performance, including copper C1 cash cost, copper C1 cash cost including foreign exchange hedges, gold C1 cash cost, gold AISC, EBITDA, adjusted EBITDA, adjusted net income attributable to owners of the Company, adjusted net income per share, net (cash) debt, working capital and available liquidity. These performance measures have no standardized meaning prescribed within generally accepted accounting principles under IFRS and, therefore, amounts presented may not be comparable to similar measures presented by other mining companies. These non-IFRS measures are intended to provide supplemental information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

For additional details please refer to the Company’s discussion of non-IFRS and other performance measures in its Management’s Discussion and Analysis for the year ended December 31, 2023 which is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

8	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
Copper C1 cash cost and copper C1 cash cost including foreign exchange hedges

The following table provides a reconciliation of copper C1 cash cost to cost of production, its most directly comparable IFRS measure.

Reconciliation:	2023 - Q4	2023 - Q3	2022 - Q4	2023	2022
Cost of production	$39,790	$39,345	$40,067	$153,187	$146,292
Add (less):
Transportation costs & other	1,853	1,614	2,362	6,539	9,019
Treatment, refining, and other	7,332	6,574	9,989	28,323	36,156
By-product credits	(3,394)	(3,022)	(6,103)	(12,930)	(22,282)
Incentive payments	(1,693)	(1,609)	(1,092)	(5,668)	(3,914)
Net change in inventory	1,434	2,835	(861)	4,407	(6,040)
Foreign exchange translation and other	20	(171)	(47)	(149)	373
C1 cash costs	45,342	45,566	44,315	173,709	159,604
(Gain) loss on foreign exchange hedges	(4,185)	(3,458)	(78)	(11,417)	12,498
C1 cash costs including foreign exchange hedges	$41,157	$42,108	$44,237	$162,292	$172,102

Mining	$26,646	$27,258	$26,433	$102,908	$94,086
Processing	8,177	8,362	8,033	30,736	30,155
Indirect	6,581	6,394	5,963	24,672	21,489
Production costs	41,404	42,014	40,429	158,316	145,730
By-product credits	(3,394)	(3,022)	(6,103)	(12,930)	(22,282)
Treatment, refining and other	7,332	6,574	9,989	28,323	36,156
C1 cash costs	45,342	45,566	44,315	173,709	159,604
(Gain) loss on foreign exchange hedges	(4,185)	(3,458)	(78)	(11,417)	12,498
C1 cash costs including foreign exchange hedges	$41,157	$42,108	$44,237	$162,292	$172,102

Costs per pound
Payable copper produced (lb, 000)	25,926	23,734	27,918	96,688	102,230

Mining	$1.03	$1.15	$0.95	$1.06	$0.92
Processing	$0.32	$0.35	$0.29	$0.32	$0.29
Indirect	$0.25	$0.27	$0.21	$0.26	$0.21
By-product credits	$(0.13)	$(0.13)	$(0.22)	$(0.13)	$(0.22)
Treatment, refining and other	$0.28	$0.28	$0.36	$0.29	$0.35
Copper C1 cash cost	$1.75	$1.92	$1.59	$1.80	$1.55
(Gain) loss on foreign exchange hedges	$(0.16)	$(0.15)	$—	$(0.12)	$0.12
Copper C1 cash costs including foreign exchange hedges	$1.59	$1.77	$1.59	$1.68	$1.67

9	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
Gold C1 cash cost and gold AISC

The following table provides a reconciliation of gold C1 cash cost and gold AISC to cost of production, its most directly comparable IFRS measure.

Reconciliation:	2023 - Q4	2023 - Q3	2022 - Q4	2023	2022
Cost of production	$7,122	$6,323	$4,834	$25,209	$24,768
Add (less):
Incentive payments	(386)	(320)	(167)	(1,424)	(1,117)
Net change in inventory	65	213	258	862	(119)
By-product credits	(248)	(240)	(199)	(827)	(613)
Smelting and refining costs	113	101	61	353	234
Foreign exchange translation and other	296	453	462	806	742
C1 cash costs	$6,962	$6,530	$5,249	$24,979	$23,895
Site general and administrative	1,492	1,304	1,196	5,366	3,648
Accretion of mine closure and rehabilitation provision	111	112	106	439	436
Sustaining capital expenditure	5,499	4,258	4,547	16,300	14,638
Sustaining leases	1,861	1,832	1,559	7,093	4,311
Royalties and production taxes	785	808	262	2,487	1,041
AISC	$16,710	$14,844	$12,919	$56,664	$47,969

Costs
Mining	$3,430	$3,140	$2,311	$12,154	$12,529
Processing	2,315	2,165	2,067	8,433	7,917
Indirect	1,352	1,364	1,009	4,866	3,828
Production costs	7,097	6,669	5,387	25,453	24,274
Smelting and refining costs	113	101	61	353	234
By-product credits	(248)	(240)	(199)	(827)	(613)
C1 cash costs	$6,962	$6,530	$5,249	$24,979	$23,895
Site general and administrative	1,492	1,304	1,196	5,366	3,648
Accretion of mine closure and rehabilitation provision	111	112	106	439	436
Sustaining capital expenditure	5,499	4,258	4,547	16,300	14,638
Sustaining leases	1,861	1,832	1,559	7,093	4,311
Royalties and production taxes	785	808	262	2,487	1,041
AISC	$16,710	$14,844	$12,919	$56,664	$47,969

Costs per ounce
Payable gold produced (ounces)	16,867	17,579	11,786	59,222	42,669

Mining	$203	$179	$196	$205	$294
Processing	$137	$123	$175	$142	$186
Indirect	$80	$78	$86	$82	$90
Smelting and refining	$7	$6	$5	$6	$5
By-product credits	$(14)	$(15)	$(17)	$(13)	$(15)
Gold C1 cash cost	$413	$371	$445	$422	$560
Gold AISC	$991	$844	$1,096	$957	$1,124

10	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
Earnings before interest, taxes, depreciation and amortization (EBITDA) and Adjusted EBITDA

The following table provides a reconciliation of EBITDA and Adjusted EBITDA to net income, its most directly comparable IFRS measure.

Reconciliation:	2023 - Q4	2023 - Q3	2022 - Q4	2023	2022
Net Income	$37,052	$2,811	$22,472	$94,304	$103,067
Adjustments:
Finance expense	5,284	8,017	12,290	25,822	33,223
Finance income	(1,989)	(2,976)	(5,041)	(12,465)	(10,295)
Income tax expense (recovery)	8,415	(807)	7,540	18,047	23,316
Amortization and depreciation	24,980	21,299	16,361	83,024	58,969
EBITDA	$73,742	$28,344	$53,622	$208,732	$208,280
Foreign exchange (gain) loss	(24,871)	13,937	(4,569)	(34,612)	(19,910)
Share based compensation	477	(1,185)	4,123	9,218	7,931
Unrealized loss (gain) on copper derivative contracts	955	1,814	—	115	—
Incremental COVID-19 costs	—	—	—	—	1,956
Adjusted EBITDA	$50,303	$42,910	$53,176	$183,453	$198,257

Note: In 2023 Q3, EBITDA has been updated to incorporate the adjustment of finance income. EBITDA and Adjusted EBITDA for comparative periods have been updated accordingly.

11	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
Adjusted net income attributable to owners of the Company and Adjusted net income per share attributable to owners of the Company

The following table provides a reconciliation of Adjusted net income attributable to owners of the Company and Adjusted EPS to net income attributable to the owners of the Company, its most directly comparable IFRS measure.

Reconciliation:	2023 - Q4	2023 - Q3	2022 - Q4	2023	2022
Net income as reported attributable to the owners of the Company	$36,549	$2,525	$22,159	$92,804	$101,831
Adjustments:
Share based compensation	477	(1,185)	4,123	9,218	7,931
Unrealized foreign exchange (gain) loss on USD denominated balances in MCSA	(10,308)	9,481	(1,782)	(15,296)	25
Unrealized foreign exchange (gain) loss on foreign exchange derivative contracts	(9,852)	7,530	(3,017)	(7,552)	(32,960)
Unrealized loss on interest rate derivative contracts	951	1,808	—	115	—
Incremental COVID-19 costs	—	—	—	—	1,944
Tax effect on the above adjustments	2,932	(2,873)	731	3,472	4,726
Adjusted net income attributable to owners of the Company	$20,749	$17,286	$22,214	$82,761	$83,497

Weighted average number of common shares
Basic	98,099,791	93,311,434	91,522,358	94,111,548	90,789,925
Diluted	98,482,755	94,009,268	92,551,916	94,896,334	92,170,656

Adjusted EPS
Basic	$0.21	$0.19	$0.24	$0.88	$0.92
Diluted	$0.21	$0.18	$0.24	$0.87	$0.91

12	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
Net (Cash) Debt

The following table provides a calculation of net (cash) debt based on amounts presented in the Company’s consolidated financial statements as at the periods presented.

	December 31, 2023	September 30, 2023	December 31, 2022
Current portion of loans and borrowings	$20,381	$11,764	$15,703
Long-term portion of loans and borrowings	405,852	407,656	402,354
Less:
Cash and cash equivalents	(111,738)	(44,757)	(177,702)
Short-term investments	—	(42,843)	(139,700)
Net (cash) debt	$314,495	$331,820	$100,655

Working Capital and Available Liquidity

The following table provides a calculation for these based on amounts presented in the Company’s consolidated financial statements as at the periods presented.

	December 31, 2023	September 30, 2023	December 31, 2022
Current assets	$199,487	$174,113	$392,427
Less: Current liabilities	(173,800)	(141,284)	(129,121)
Working capital	$25,687	$32,829	$263,306

Cash and cash equivalents	111,738	44,757	177,702
Short-term investments	—	42,843	139,700
Available undrawn revolving credit facilities	150,000	150,000	75,000
Available liquidity	$261,738	$237,600	$392,402

13	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
ABOUT ERO COPPER CORP

Ero is a high-margin, high-growth, low carbon-intensity copper producer with operations in Brazil and corporate headquarters in Vancouver, B.C. The Company's primary asset is a 99.6% interest in the Brazilian copper mining company, Mineração Caraíba S.A. ("MCSA"), 100% owner of the Company's Caraíba Operations (formerly known as the MCSA Mining Complex), which are located in the Curaçá Valley, Bahia State, Brazil and include the Pilar and Vermelhos underground mines and the Surubim open pit mine, and the Tucumã Project (formerly known as Boa Esperança), an IOCG-type copper project located in Pará, Brazil. The Company also owns 97.6% of NX Gold S.A. ("NX Gold") which owns the Xavantina Operations (formerly known as the NX Gold Mine), comprised of an operating gold and silver mine located in Mato Grosso, Brazil. Additional information on the Company and its operations, including technical reports on the Caraíba Operations, Xavantina Operations and Tucumã Project, can be found on the Company's website (www.erocopper.com), on SEDAR+ (www.sedarplus.ca), and on EDGAR (www.sec.gov). The Company’s shares are publicly traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol “ERO”.

FOR MORE INFORMATION, PLEASE CONTACT

Courtney Lynn, SVP, Corporate Development, Investor Relations & Sustainability
(604) 335-7504
info@erocopper.com

14	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
CAUTION REGARDING FORWARD LOOKING INFORMATION AND STATEMENTS

This press release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”). Forward-looking statements include statements that use forward-looking terminology such as “may”, “could”, “would”, “will”, “should”, “intend”, “target”, “plan”, “expect”, “budget”, “estimate”, “forecast”, “schedule”, “anticipate”, “believe”, “continue”, “potential”, “view” or the negative or grammatical variation thereof or other variations thereof or comparable terminology. Forward-looking statements may include, but are not limited to, statements with respect to the Company's expected production, operating costs and capital expenditures at the Caraíba Operations, the Tucumã Project and the Xavantina Operations; estimated completion dates for certain milestones, including initial production at the Tucumã Project; the ability of the Company to achieve copper production levels as currently projected at the Tucumã Project; the commencement of, and budget for, the first phase of work pursuant to the Furnas Project earn-in agreement and execution of the definitive earn-in agreement with Vale Base Metals in accordance with the terms of the binding letter of intent; and any other statement that may predict, forecast, indicate or imply future plans, intentions, levels of activity, results, performance or achievements.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual results, actions, events, conditions, performance or achievements to materially differ from those expressed or implied by the forward-looking statements, including, without limitation, risks discussed in this press release and in the Company’s Annual Information Form for the year ended December 31, 2023 (“AIF”) under the heading “Risk Factors”. The risks discussed in this press release and in the AIF are not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Although the Company has attempted to identify important factors that could cause actual results, actions, events, conditions, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that cause results, actions, events, conditions, performance or achievements to differ from those anticipated, estimated or intended.

Forward-looking statements are not a guarantee of future performance. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements involve statements about the future and are inherently uncertain, and the Company’s actual results, achievements or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to herein and in the AIF under the heading “Risk Factors”.

The Company’s forward-looking statements are based on the assumptions, beliefs, expectations and opinions of management on the date the statements are made, many of which may be difficult to predict and beyond the Company’s control. In connection with the forward-looking statements contained in this press release and in the AIF, the Company has made certain assumptions about, among other things: favourable equity and debt capital markets; the ability to raise any necessary additional capital on reasonable terms to advance the production, development and exploration of the Company’s properties and assets; future prices of copper, gold and other metal prices; the timing and results of exploration and drilling programs; the accuracy of any mineral reserve and mineral resource estimates; the geology of the Caraíba Operations, the Xavantina Operations and the Tucumã Project being as described in the respective technical report for each property; production costs; the accuracy of budgeted exploration, development and construction costs and expenditures; the price of other commodities such as fuel; future currency exchange rates and interest rates; operating conditions being favourable such that the Company is able to operate in a safe, efficient and effective manner; work force continuing to remain healthy in the face of prevailing epidemics, pandemics or other health risks, political and regulatory stability; the receipt of governmental, regulatory and third party approvals, licenses and permits on favourable terms; obtaining required renewals for existing approvals, licenses and permits on favourable terms; requirements under applicable laws; sustained labour stability; stability in financial and capital goods markets; availability of equipment; positive relations with local groups and the Company’s ability to meet its obligations under its agreements with such groups; and satisfying the terms and conditions of the Company’s current loan arrangements. Although the Company believes that the assumptions inherent in forward-looking statements are reasonable as of the date of this press release, these assumptions are subject to significant business, social, economic, political, regulatory, competitive and other risks and uncertainties, contingencies and other factors that could cause actual actions, events, conditions, results, performance or achievements to be materially different from those projected in the forward-looking statements. The Company cautions that the foregoing list of assumptions is not exhaustive. Other events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking statements contained in this press release. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Forward-looking statements contained herein are made as of the date of this press release and the Company disclaims any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or results or otherwise, except as and to the extent required by applicable securities laws.

CAUTIONARY NOTES REGARDING MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

Unless otherwise indicated, all reserve and resource estimates included in this press release and the documents incorporated by reference herein have been prepared in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) — CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Standards”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”), and reserve and resource information included herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, this press release and the documents incorporated by reference herein use the terms “measured resources,” “indicated resources” and “inferred resources” as defined in accordance with NI 43-101 and the CIM Standards.

Further to recent amendments, mineral property disclosure requirements in the United States (the “U.S. Rules”) are governed by subpart 1300 of Regulation S-K of the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”) which differ from the CIM Standards. As a foreign private issuer that is eligible to file reports with the SEC pursuant to the multi-jurisdictional disclosure system (the “MJDS”), Ero is not required to provide disclosure on its mineral properties under the U.S. Rules and will continue to provide disclosure under NI 43-101 and the CIM Standards. If Ero ceases to be a foreign private issuer or loses its eligibility to file its annual report on Form 40-F pursuant to the MJDS, then Ero will be subject to the U.S. Rules, which differ from the requirements of NI 43-101 and the CIM Standards.

Pursuant to the new U.S. Rules, the SEC recognizes estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”. In addition, the definitions of “proven mineral reserves” and “probable mineral reserves” under the U.S. Rules are now “substantially similar” to the corresponding standards under NI 43-101. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, U.S. investors are cautioned not to assume that any measured mineral resources, indicated mineral resources, or inferred mineral resources that Ero reports are or will be economically or legally mineable. Further, “inferred mineral resources” have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Under Canadian securities laws, estimates of “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies, except in rare cases. While the above terms under the U.S. Rules are “substantially similar” to the standards under NI 43-101 and CIM Standards, there are differences in the definitions under the U.S. Rules and CIM Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that Ero may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had Ero prepared the reserve or resource estimates under the standards adopted under the U.S. Rules.

15	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada